EXHIBIT 11
STREAMLINE HEALTH SOLUTIONS, INC.
Computation of earnings (loss) per share

	Three Months		Six Months
	2008	2007	2008	2007
Net (loss)	$(428,991)	$(1,071,304)	$(1,243,613)	$(1,514,616)

Average shares outstanding	9,275,335	9,225,212	9,267,910	9,218,482
Stock options & purchase plan:
Total options & purchase plan shares	—	—	—	—
Warrants assumed converted	—	—	—	—
Assumed treasury stock buyback	—	—	—	—
Convertible redeemable preferred stock assumed converted	—	—	—	—

Number of shares used in per common share computation	9,275,335	9,225,212	9,267,910	9,218,482

Basic net ( loss ) per share of common stock	$(0.05)	$(0.12)	$(0.13)	$(0.16)

Diluted net ( loss ) per share of common stock	$(0.05)	$(0.12)	$(0.13)	$(0.16)

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